                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 11-K

                                   (Mark One)


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



                     For the transition period from ___ to

                         Commission File Number 1-14379

                           --------------------------

                MATRIXX Marketing Inc. Profit Sharing/401(k) Plan

                            -------------------------

                             CONVERGYS CORPORATION

                             201 East Fourth Street

                             Cincinnati, Ohio 45202

MATRIXX MARKETING INC.
PROFIT SHARING /401(k) PLAN
REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1998 AND 1997

                                                                                PAGES
Report of Independent Accountants                                                  1


Financial Statements:

      Statements of Net Assets Available for Benefits as of
       December 31, 1998 and 1997                                                  2

      Statement of Changes in Net Assets Available for Benefits
       For the Year Ended December 31, 1998                                        3

      Notes to Financial Statements                                              4-8


Schedules:

      Item 27(a) - Schedule of Assets Held for Investment Purposes as of
       December 31, 1998                                                           9

      Item 27(d) - Schedule of Reportable Transactions for the Year Ended
       December 31, 1998                                                          10

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Committee of the
MATRIXX Marketing, Inc. Profit Sharing/401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits, and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MATRIXX Marketing Inc. Profit Sharing/401(k) Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1998 and the Schedule of Reportable Transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Cincinnati, Ohio
June 18, 1999

MATRIXX MARKETING INC.
PROFIT SHARING/401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------

                                                                AS OF DECEMBER 31,
                                                     1998                               1997
                                                --------------                     --------------
Cash                                               $19,520,289                                 --

Investments, at fair value
  Cincinnati Bell Inc. Shares Fund                  15,377,172                        $12,046,002
  Mutual funds                                           --                            13,544,911
  Participant loans receivable                       1,160,126                          1,129,649
                                                  ------------                     --------------

                                                    16,537,298                         26,720,562
                                                  ------------                      -------------


Investments, at contract value                              --                          1,725,749
                                                  ------------                      -------------

      Total investments                             16,537,298                         28,446,311

Net assets available for benefits                  $36,057,587                        $28,446,311
                                                  ------------                      -------------
                                                  ------------                      -------------

The accompanying notes are an integral part of these financial statements.
                                       2

MATRIXX MARKETING INC.
PROFIT SHARING/401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 1998


                                                          INTER-        U.S.                     CAPITAL
                              CINCINNATI      STABLE     NATIONAL     TREASURY      EQUITY       APPRE-
                               BELL INC.      VALUE        STOCK       MONEY        INCOME       CIATION
                              SHARES FUND      FUND        FUND         FUND         FUND         FUND
                              ------------  -----------  ----------  -----------  ------------  ----------
Net assets available for
  benefits at beginning
  of year                     $ 12,046,002  $ 1,725,749  $  651,038  $   983,519  $  5,700,502  $  638,956

ADDITIONS:
  Employer contributions           711,024            -           -            -             -           -
  Participant contributions        723,605      340,495     296,645      197,736     1,663,858     476,957
  Dividend and other
    income                         153,628      105,113      32,623       49,004       570,293     147,381
  Net appreciation
    (depreciation) in fair
    value of investments         2,799,415            -     108,637            -        31,330    (105,828)
                              ------------  -----------  ----------  -----------  ------------  ----------

    Total additions              4,387,672      445,608     437,905      246,740     2,265,481     518,510

DEDUCTIONS:
  Distributions to
    participants                 1,737,544      328,085      83,106       87,850       729,900     126,486
                              ------------  -----------  ----------  -----------  ------------  ----------

    Total deductions             1,737,544      328,085      83,106       87,850       729,900     126,486
                              ------------  -----------  ----------  -----------  ------------  ----------

  Fund transfers                   681,042      (29,668)    (96,450)    (509,393)     (719,736)    (42,576)

Net increase (decrease)          3,331,170       87,855     258,349     (350,503)      815,845     349,448
                              ------------  -----------  ----------  -----------  ------------  ----------

Net assets available for
  transfer at end of year       15,377,172    1,813,604     909,387      633,016     6,516,347     988,404
                              ------------  -----------  ----------  -----------  ------------  ----------
                              ------------  -----------  ----------  -----------  ------------  ----------

Conversion of plan assets
  to cash (see Note 5.)                 -   (1,813,604)   (909,387)    (633,016)   (6,516,347)   (988,404)

Net assets available for
  benefits at end of year     $ 15,377,172  $       -    $      -    $       -    $        -    $      -
                              ------------  -----------  ----------  -----------  ------------  ----------
                              ------------  -----------  ----------  -----------  ------------  ----------


                             SPECTRUM     SPECTRUM    PARTICI-
                              INCOME       GROWTH       PANT         OTHER
                               FUND         FUND        LOANS        FUNDS         CASH         TOTAL
                            -----------  ----------- ------------ ------------  -----------  ------------
Net assets available for
  benefits at beginning
  of year                   $ 1,219,577  $ 2,339,911 $ 1,129,649  $  2,011,408  $        -   $ 28,446,311

ADDITIONS:
  Employer contributions              -            -            -            -           -        711,024
  Participant contributions     423,661      867,212                 1,141,956           -      6,132,125
  Dividend and other
    income                      123,495      267,506       83,933       80,520           -      1,613,496
  Net appreciation
    (depreciation) in fair
    value of investments        (19,417)     122,410            -      477,972           -      3,414,519
                            -----------  ----------- ------------ ------------  -----------  ------------

    Total additions             527,739    1,257,128       83,933    1,700,448           -     11,871,164

DEDUCTIONS:
  Distributions to
    participants                229,420      449,899      112,972      374,626           -      4,259,888
                            -----------  ----------- ------------ ------------  -----------  ------------

    Total deductions            229,420      449,899      112,972      374,626           -      4,259,888
                            -----------  ----------- ------------ ------------  -----------  ------------

  Fund transfers                (43,456)     644,623       59,516       56,098                         -

Net increase (decrease)         254,863    1,451,852       30,477    1,381,920           -      7,611,276
                            -----------  ----------- ------------ ------------  -----------  ------------

Net assets available for
  transfer at end of year     1,474,440    3,791,763    1,160,126    3,393,328           -     36,057,587
                            -----------  ----------- ------------ ------------  -----------  ------------
                            -----------  ----------- ------------ ------------  -----------  ------------

Conversion of plan assets
  to cash (see Note 5.)     (1,474,440)  (3,791,763)           -   (3,393,328)   19,520,289            -

Net assets available for
  benefits at end of year   $       -    $       -   $  1,160,126   $       -   $19,520,289  $ 36,057,587
                            -----------  ----------- ------------ ------------  -----------  ------------
                            -----------  ----------- ------------ ------------  -----------  ------------

  The accompanying notes are an integral part of these financial statements.
                             3

MATRIXX MARKETING INC.
PROFIT SHARING/401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   PLAN DESCRIPTION

     The following is a description of the MATRIXX Marketing Inc. Profit Sharing/401(k) Plan (the Plan). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Reference is made to the plan document and the related Trust Agreement for complete information.

A. GENERAL: The Plan is a defined contribution plan covering substantially all domestic employees of Convergys Customer Management Group Inc. (the Company), formerly MATRIXX Marketing Inc., a wholly-owned subsidiary of Convergys Corporation. The Plan is administered by a Committee (the Plan Committee) appointed in accordance with the provisions of the Plan. The trustee to the Plan during 1998 was T. Rowe Price Trust Company (T. Rowe Price.) Administrative expenses are paid by the Company.

B. CONTRIBUTIONS AND PARTICIPANT LOANS: Participating employees may defer, pursuant to Section 401(k) of the Internal Revenue Code of 1986 (the Code), a percentage of pre-tax compensation, subject to certain limitations. Contributions made by participants in excess of allowable percentages are refunded to participants. The contributions are invested by the Trustee, as directed by each participant, in one or more investment funds. Periodically, participants may change their investment option.
     Participants are permitted to borrow against their pre-tax contribution accounts. The maximum loan amount available is fifty percent of the vested account balance; provided, however, that the total amount borrowed at any time may not exceed $50,000. Participant loans bear interest at the prime lending rate at the time the loan is made and generally must be repaid within five years.

     The Company makes discretionary "profit sharing" contributions which are allocated among participant accounts based on each participant's compensation relative to all participants' compensation. The Company also makes monthly "matching" contributions of the lesser of 40% of the before-tax contributions of the participants or 2.4% of the participant's covered compensation. All employer contributions are allocated to the Cincinnati Bell Inc. Shares Fund. (Cincinnati Bell Inc. was the parent of Convergys Corporation through December 31, 1998
     - see note 5.) Participants vest in employer contributions as follows:


     YEARS OF                  VESTING
     SERVICE                  PERCENTAGE
------------------          ---------------
Less than 5 years                 0%
5 or more years                  100%

MATRIXX MARKETING INC.
PROFIT SHARING/401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


C. ELIGIBILITY: Generally all domestic employees who have completed at least one year of service and who have attained the age of twenty-one are eligible to participate in the Plan.

D. DISTRIBUTIONS AND TERMINATIONS: Distribution of a participant's vested account balance is made in one lump sum payment to the participant, or their beneficiary, upon termination of employment, permanent disability or death. Participant accounts that are in excess of $5,000 and vested will not be distributed to the participant before they attain age 65 without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Committee. The contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan. Forfeited amounts related to terminated employees who were not fully vested when they left the Company serve to reduce employer contributions to the Plan.

     While the Company has not expressed any intent to do so, it reserves the right to suspend or eliminate contributions to the Plan or terminate the Plan without the consent of any participant. Should the Plan be terminated, the interests of all participants would become 100% vested and subject to distribution under the provisions of the Plan.

2.   SIGNIFICANT ACCOUNTING POLICIES:


A. BASIS OF ACCOUNTING: The Plan uses the accrual method of accounting. Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date.

B. INVESTMENTS AND INVESTMENT VALUATION: Participants are permitted to direct the investment of their pre-tax salary deferral into the investment programs approved by the Plan Committee. For 1998, the following investment funds were available: CBI Shares Fund, various T. Rowe Price mutual funds (the Stable Value Fund, International Stock Fund, U.S. Treasury Money Fund, Equity Income Fund, Capital Appreciation Fund, Spectrum Growth Fund, Spectrum Income Fund, Government National Mortgage Association (G.N.M.A.) Fund, New Income Fund, New Horizon Fund, Science and Technology Fund) and funds investing directly in common stock. Investments in the New Income Fund, New Horizon Fund, Science and Technology Fund, G.N.M.A Fund and funds investing directly in common stock other than CBI's shares are included in Other Funds in the accompanying financial statements as they individually represent less than 5% of net assets available for benefits.

MATRIXX MARKETING INC.
PROFIT SHARING/401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        Plan investments, other than the Stable Value Fund, are valued at the fair market value, based upon quoted market prices as of the last business day of the year. The Stable Value Fund is a pooled fund investing in guaranteed insurance contracts. All investment contracts held by the Stable Value Fund were fully benefit responsive and, accordingly, were stated at their contract value.

        The Stable Value fund consists of over 60 separate contracts. The method and frequency of determining interest rate resets varies by contract. The average yield for the fund for the plan years 1998 and 1997 was 6.45% and 6.21%, respectively. The interest rate at December 31, 1998 and 1997 was 6.16% and 6.26%, respectively.

        At the close of business on December 31, 1998, Cincinnati Bell Inc.
        (CBI) completed the spin-off of Convergys Corporation. At that time, CBI common shareholders received Convergys common shares equal to the number of CBI shares held at the record date for the spin-off. The value reflected in the Statement of Net Assets for Benefits at December 31, 1998 for the Cincinnati Bell Inc. Shares Fund is based on the closing market price for CBI shares on December 31, 1998. Effective January 1, 1999, a Convergys Corporation Shares fund was established and subsequently participants in plans sponsored by Convergys Corporation (see note 5) could make no additional investments in the Cincinnati Bell Inc. Shares Fund.

        The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of the investments which consists of realized gains and losses and unrealized appreciation (depreciation) related to those investments.

   C. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of Net Assets Available for Plan Benefits as of the date of the Plan's financial statements and the reported changes in Net Assets Available for Plan Benefits during the reporting period. Actual results could differ from these estimates.


3.   TAX STATUS:

     The Internal Revenue Service has issued a determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained its latest determination letter on June 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

MATRIXX MARKETING INC.
PROFIT SHARING/401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   INVESTMENTS:

     At the close of business day on December 31, 1998, all investments with the exception of the Cincinnati Bell Inc. Shares Fund were liquidated in preparation for the transfer of all Plan assets to a new investment manager (see Note 5.) The $15,377,172 investment in the Cincinnati Bell Inc. Shares Fund consists of 406,669 shares at $37.81 per share.

     The interest of all employees in each type of investment of the Plan on December 31, 1997, is represented by shares. The number and value of shares were:

                                                          DECEMBER 31, 1997
                                                   -----------------------------
                                                                        VALUE
                                                    NUMBER OF            PER
                                                     SHARES             SHARE
                                                   --------------  -------------
Cincinnati Bell Inc. Shares Fund                      388,578          $  31.00
T. Rowe Price Stable Value Fund                     1,725,749              1.00
T. Rowe Price International Stock Fund                 48,512             13.42
T. Rowe Price U.S. Treasury Money Fund                983,519              1.00
T. Rowe Price Equity Income Fund                      218,661             26.07
T. Rowe Price Capital Appreciation Fund                43,437             14.71
T. Rowe Price Spectrum Income Fund                    146,887             15.93
T. Rowe Price Spectrum Growth Fund                    104,595             11.66

MATRIXX MARKETING INC.
PROFIT SHARING/401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


5.  SUBSEQUENT EVENT:

    Effective January 1, 1999, the name of the Plan was changed to the Convergys CMG Retirement Savings Plan and, with the exception of certain employees at certain locations, participant account balances were transferred to the Convergys Corporation Retirement and Savings Plan. Fidelity Management Trust Company (Fidelity) serves as the Trustee of the Convergys Corporation Retirement and Savings Plan. Net assets of the Plan at December 31, 1998 have been presented as cash in transit between T. Rowe Price and Fidelity. The net assets of the Plan were invested in the following participant directed funds when received by Fidelity in January 1999:

    FIDELITY FUNDS
    PIMCO Total Return                         $   2,465,655
    Baron Asset                                      581,112
    Puritan                                          988,404
    Equity Income                                  6,516,347
    Diversified International                        909,387
    Dividend Growth                                4,946,399
    Managed Income Portfolio                       1,813,604
                                           -----------------
    Total Fidelity Funds                          18,220,908

    OTHER INVESTMENTS
    Cincinnati Bell Inc. Shares Fund              15,377,172
    Participant Loans                              1,160,126
    Other                                          1,299,381
                                           -----------------

    Total Assets Transferred                   $  36,057,587
                                           -----------------
                                           -----------------

MATRIXX MARKETING INC.
PROFIT SHARING/401(k) PLAN
ITEM 27 (A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
As of December 31, 1998
--------------------------------------------------------------------------------

NAME OF ISSUER AND TYPE OF ISSUE         NUMBER OF      COST      MARKET VALUE
                                          SHARES
Cincinnati Bell Inc. Shares Fund         406,669     12,580,646   $  15,377,172

Participant Loans *                        --            --           1,160,126
                                                                      ---------

                                                                  $  16,537,298


* AT DECEMBER 31, 1998 THE INTEREST RATE CHARGED ON OUTSTANDING LOANS RANGED FROM 6.00% TO 9.00%.

MATRIXX MARKETING INC.
PROFIT SHARING/401(k) PLAN
ITEM 27 (D) - SCHEDULE OF REPORTABLE TRANSACTIONS
for the year ended December 31, 1998
--------------------------------------------------------------------------------

                                PURCHASE           SELLING              NET
  DESCRIPTION OF ASSET           PRICE              PRICE              GAIN
----------------------------   ------------     --------------     ------------
Cincinnati Bell Inc.
  Shares Fund                  $  9,717,186     $   16,940,024     $  7,222,838
Stable Value Fund              $  2,303,094     $    2,303,094     $          -
International Stock Fund       $  1,026,435     $    1,113,592     $     87,158
U. S. Treasury Money Fund      $  1,541,468     $    1,541,468     $          -


Science and Technology Fund    $  1,016,555     $    1,238,440     $    221,885
Equity Income Fund             $  6,990,238     $    8,019,791     $  1,029,553
Capital Appreciation Fund      $  1,277,791     $    1,180,671     $   (97,121)
Spectrum Income Fund           $  1,718,798     $    1,784,560     $     65,762
Spectrum Growth Fund           $  3,891,191     $    4,324,890     $    433,699

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the MATRIXX Marketing Inc. Profit Sharing/401(k) Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



MATRIXX MARKETING INC.
PROFIT SHARING/401(k) PLAN


         /s/ Thomas A. Cruz, Jr.
By  _________________________________
      Thomas A. Cruz, Jr.


June 25, 1999